Exhibit 99.2

TOP Financial Group Limited

(formerly “Zhong Yang Financial Group Limited”)

Condensed Consolidated Balance Sheets

(Expressed in U.S. Dollars, except for the number of shares)

	September 30, 2023	March 31, 2023
	(unaudited)
Assets
Cash and cash equivalents	$24,522,035	$15,966,421
Restricted cash	662,346	1,879,472
Loans receivable	3,561,155	8,855,220
Receivables from customers for trading activities	516,858	-
Receivables from broker-dealers and clearing organizations	2,302,866	3,212,777
Receivables from customers	2,573,095	3,773,982
Receivables from customers – related parties	1,326,537	1,523,259
Securities owned, at fair value	5,218,914	2,741,178
Fixed assets, net	472,231	482,130
Intangible asset, net	63,850	63,695
Right of use assets	126,716	156,656
Long-term investment in a joint venture	256,420	256,420
Deposit for long-term investment	-	200,000
Available-for-sale investment	1,000,000	1,000,000
Income tax recoverable	89,852	14,386
Other assets	220,492	158,300
Total assets	$42,913,367	$40,283,896

Liabilities and shareholders’ equity
Payable to customers	$3,166,888	$3,500,690
Payable to customers – related parties	101,313	43,127
Accrued expenses and other liabilities	528,021	638,617
Lease liabilities	128,403	150,139
Total liabilities	3,924,625	4,332,573

Commitments and contingencies

Shareholders’ Equity
Class A Ordinary share (par value $0.001per share, 150,000,000 shares authorized; 35,008,829 and 35,004,635 shares issued and outstanding at September 30, 2023 and March 31, 2023, respectively)	35,010	35,005
Additional paid-in capital	25,184,309	25,172,567
Retained earnings	13,629,407	10,662,274
Accumulated other comprehensive income	140,016	81,477
Total shareholders’ equity	38,988,742	35,951,323
Total liabilities and shareholders’ equity	$42,913,367	$40,283,896

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TOP Financial Group Limited

(formerly “Zhong Yang Financial Group Limited”)

Unaudited Condensed Consolidated Statements of Income and Comprehensive Income

(Expressed in U.S. dollar, except for the number of shares)

	For the Six Months Ended September 30,
	2023	2022

Revenues
Futures brokerage commissions	$2,330,723	$2,639,572
Trading solution service revenues	1,691,441	2,369,296
Other service revenues	239,503	56,778
Trading gains	2,252,043	6,098
Interest income and other	635,610	85,664
Total revenues	7,149,320	5,157,408

Expenses
Commission expenses	1,521,942	1,737,516
Compensation and benefits	622,908	487,974
Communications and technology	376,109	309,600
Occupancy	70,531	62,461
Travel and business development	85,156	125,704
Professional fees	768,626	524,574
Other administrative expenses	112,337	71,396
Total expenses	3,557,609	3,319,225

Income before income taxes	3,591,711	1,838,183
Income tax expense	75,422	-
Net income	3,667,133	1,838,183

Other comprehensive income (loss)
Total foreign currency translation adjustment	58,539	(14,800)
Total comprehensive income	$3,725,672	$1,822,383
Earnings per share:
Basic and diluted	$0.10	$0.06
Weighted average number of ordinary shares outstanding:
Basic and Diluted	35,007,821	33,280,055

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TOP Financial Group Limited

(formerly “Zhong Yang Financial Group Limited”)

Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in U.S. dollar, except for the number of shares)

	Ordinary Shares		Additional Paid-in	Retained	Accumulated Other Comprehensive
	Shares*	Amount	Capital	Earnings	Income (Loss)	Total
Balance as of March 31, 2023	35,004,635	$35,005	$25,172,567	$10,662,274	$81,477	$35,951,323
Share-based compensation	4,194	5	11,742	-	-	11,747
Acquisition of a subsidiary	-	-	-	(700,000)	-	(700,000)
Net income	-	-	-	3,667,133	-	3,667,133
Foreign currency translation adjustment	-	-	-	-	58,539	58,539
Balance as of March 31, 2023	35,008,829	$35,010	$25,184,309	$13,629,407	$140,016	$38,988,742

Balance as of March 31, 2022	30,000,000	$30,000	$2,934,595	$7,264,531	$(34,024)	$10,195,102
Issuance of common shares pursuant to initial public offering (“IPO”), net of offering cost of	5,000,000	5,000	22,489,364	-	-	22,494,364
Issuance of common shares to a service provider for successful IPO	50,000	50	(50)	-	-	-
Net income	-	-	-	1,838,183	-	1,838,183
Foreign currency translation adjustment	-	-	-	-	(14,800)	(14,800)
Balance as of September 30, 2022	35,050,000	$35,005	$25,423,909	$9,102,714	$(48,824)	$34,512,849

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TOP Financial Group Limited

(formerly “Zhong Yang Financial Group Limited”)

Unaudited Condensed Consolidated Statements of Cash Flows

(Expressed in U.S. dollar)

	For the Six Months Ended September 30,
	2023	2022
Cash flows from operating activities:
Net income	$3,667,133	$1,838,183
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	13,037	7,336
Amortization of right of use assets	63,043	49,683
Share-based compensation	11,747	-
Change in operating assets and liabilities:
Receivables from customers	1,200,888	(1,612,530)
Receivables from customers – related party	200,414	(1,512,129)
Receivables from customers for trading activities	(516,858)	(2,626,387)
Receivables from broker-dealers and clearing organizations	917,639	383,982
Securities owned, at fair value	(2,476,660)	(726,480)
Other assets	(61,801)	(915,313)
Payable to customers	(385,531)	456,063
Payables to customers – related party	101,301	-
Accrued expenses and other liabilities	(124,144)	14,777
Income tax recoverable and payable	(75,422)	(25,624)
Lease liabilities	(54,872)	(52,638)
Net cash provided by (used in) operating activities	2,479,914	(4,721,077)

Cash flows from investing activities:
Purchases of fixed assets	(2,973)	-
Collection of loans from customers holding US stocks	2,303,203	-
Collection of loans from a third party	5,000,000	-
Loans made to a third party	(2,000,000)	-
Payment for acquisition of a subsidiary	(500,000)	(200,000)
Net cash provided by (used in) investing activities	4,800,230	(200,000)

Cash flows from financing activities:
Proceeds from issuance of common shares pursuant to IPO, net of issuance cost	-	22,651,029
Net cash provided by financing activities	-	22,651,029

Effect of exchange rates on cash, cash equivalents and restricted cash	58,344	(13,398)
Net increase in cash, cash equivalents and restricted cash	7,338,488	17,716,554
Cash, cash equivalents and restricted cash, beginning of period	17,845,893	7,956,759
Cash, cash equivalents and restricted cash, end of period	$25,184,381	$25,673,313

Reconciliation of cash, cash equivalents and restricted cash to the consolidated balance sheets

	September 30, 2023	March 31, 2023
Cash and cash equivalents	$24,522,035	$15,966,421
Restricted cash	662,346	1,879,472
Total cash, cash equivalents, and restricted cash	$25,184,381	$17,845,893

Non-cash operating, investing and financing activities
Right of use assets obtained in exchange for operating lease obligations	$43,394	$9,852

Supplemental disclosures of cash flow information:
Cash paid for interest	$-	$-
Cash paid for taxes, net of refunds	$-	$-

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TOP Financial Group Limited

(formerly “Zhong Yang Financial Group Limited”)

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended September 30, 2023 and 2022

1. Organization and Description of Business

TOP Financial Group Limited (the “Company”, formerly “Zhong Yang Financial Group Limited” and “ZYFGL”) (“ZYFGL”) is a company incorporated in Cayman Islands with limited liability on August 1, 2019. ZYFGL is a parent holding company with no operations. Effective on July 13, 2022, the Company changed its name from “Zhong Yang Financial Group Limited” to “TOP Financial Group Limited” (“Name Change”).

ZYFGL has two wholly-owned subsidiaries, ZYSL (BVI) Limited (“ZYSL (BVI)”) and ZYCL (BVI) Limited (“ZYCL (BVI)”), both which are investment holding entities formed under the laws and regulations of the British Virgin Islands on August 29, 2019.

Zhong Yang Securities Limited (“ZYSL”), a wholly-owned subsidiary of ZYSL (BVI), was established in accordance with laws and regulations of Hong Kong on April 22, 2015 with a registered capital of HKD 41,400,000 (approximately $5.3 million). ZYSL is a limited liability corporation licensed with the Hong Kong Securities and Futures Commission (“HKSFC”) to carry out regulated activities including Type 1 Dealing in Securities and Type 2 Dealing in Futures Contracts.

Zhong Yang Capital Limited (“ZYCL”), a wholly-owned subsidiary of ZYCL (BVI), was established in accordance with laws and regulations of Hong Kong on September 29, 2016 with a registered capital of HKD 5,000,000 (approximately $0.6 million). ZYCL is a limited liability corporation licensed with the HKSFC to carry out regulated activities Type 4 Advising on Securities, Type 5 Advising on Futures Contracts and Type 9 Asset Management.

Eight subsidiaries, ZYAL (BVI) Limited (“ZYAL (BVI)”), ZYTL (BVI) Limited (“ZYTL (BVI)”), ZYNL (BVI) Limited (“ZYNL (BVI)”), WIN100 Tech Limited (“WIN100 TECH”), ZYPL (BVI) Limited (“ZYPL (BVI)”), ZYXL (BVI) Limited (“ZYXL (BVI)”), ZYIL (BVI) Limited (“ZYIL (BVI)”) and ZYFL (BVI) Limited (“ZYFL (BVI)”) were incorporated under the laws of British Virgin Islands on January 7, 2021, January 12, 2021, January 20, 2021, May 14, 2021, July 14, 2022, July 14, 2022, November 11, 2022 and November 11, 2022, respectively. These subsidiaries are dormant as of the date of this report, except for WIN100 TECH, which provides trading solutions for clients trading on the world’s major derivatives and stock exchanges.

On November 28, 2022, ZYPL established Top Financial Pte. Ltd. (“Top Fin”) in accordance with laws and regulations of Republic of Singapore. On the same date, ZYXL set up Top Asset Management Pte. Ltd. (“Top AM”) in accordance with laws and regulations. On February 24, 2023, ZYFL established Winrich Finance Limited in accordance with laws and regulations of Hong Kong. On February 9, 2023, the Company, through ZYIL, purchased 100% equity interest in Win100 Wealth Limited (“Win100 Wealth”) from an entity controlled by the controlling shareholder of the Company.

On April 12, 2023, the Company, through ZYAL, closed an acquisition of 100% equity interest in TOP 500 SEC PTY LTD (“Top 500”) from the sole shareholder of Top 500 (the “Seller”). The Seller is a company controlled by Junli Yang, the Chairwoman of the Board of Directors of the Company. The cash consideration was agreed at $700,000. In August 2022, ZYAL paid $200,000 upon signing of the share purchase agreement and recorded the investment as “deposit of long-term investment”. The remaining $500,000 was paid upon closing of the acquisition. Top 500 is a brokerage firm in Australia that owns an Australian Financial Services License (AFSL: 328866). Top 500 provides financial services in Australia that includes arranging or providing financial advice on financial products such as derivatives, foreign exchange contracts, stock and bond issuance etc. Top 500 did not commence operation as of the closing of the acquisition.

TOP Financial Group Limited

(formerly “Zhong Yang Financial Group Limited”)

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended September 30, 2023 and 2022

1. Organization and Description of Business (Continued)

ZYFGL together with its subsidiaries (collectively, the “Company”) are primarily engaged in providing futures brokerage and other financial services in Hong Kong through a trading platform to its customers. The Company generates brokerage commission income by enabling its customer to trade on multiple exchanges around the world.

On June 3, 2022, the Company completed its initial public offering on the National Association of Securities Dealers Automated Quotations (“NASDAQ”). In this offering, 5,000,000 ordinary shares were issued at a price of $5.00 per share. The gross proceeds received from the initial public offering totaled US$ 25 million. The Offering closed on June 3, 2022 and the Ordinary Shares began trading on June 1, 2022 on The Nasdaq Capital Market under the ticker symbol “TOP.”

Reorganization

Reorganization of the legal structure of the Company (“Reorganization”) has been completed on March 26, 2020 by carrying out a sequence of contemplated transactions, where the Company became the holding company of all entities discussed above.

Previous to the reorganization, both ZYSL and ZYCL were held by Zhong Yang Holdings Company (the “Predecessor Parent Company”), a company incorporated in Hong Kong with limited liability on April 21, 2015. The Predecessor Parent Company was owned 55.5% by Ms. Yang Junli, 20.2% by Ms. Ji An, 10% by Mr. Chen Tseng Yuan, 8.3% by Ms. Lo Yung Yung, 4% by Ms. Chen Hong, and 2% by Mr. Li Jian. The first step of the Reorganization was incorporating TFGL, which had then incorporated ZYSL (BVI) and ZYCL (BVI) on August 29, 2019. With the approval obtained from HKSFC, the ownership interests in ZYSL and ZYCL were transferred from the Predecessor Parent Company to ZYSL (BVI) and ZYCL (BVI), respectively on March 26, 2020.

Before and after the Reorganization, the Company, together with its wholly-owned subsidiaries, are ultimately and effectively controlled by the same shareholders. Hence, the Reorganization is considered under common control. The consolidation of the Company and its subsidiaries has been accounted for at historical cost as of the beginning of the first period presented in the accompanying consolidated financial statements.

TOP Financial Group Limited

(formerly “Zhong Yang Financial Group Limited”)

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended September 30, 2023 and 2022

2. Summary of Significant Accounting Policies

Basis of presentation and principle of consolidation

The interim unaudited condensed consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

The unaudited condensed consolidated balance sheets as of September 30, 2023 and for the unaudited condensed consolidated statement of operations and comprehensive loss for the six months ended September 30, 2023 and 2022 have been prepared without audit, pursuant to the rules and regulations of the SEC and pursuant to Regulation S-X. Certain information and footnote disclosures, which are normally included in annual financial statements prepared in accordance with U.S. GAAP, have been omitted pursuant to those rules and regulations. The unaudited condensed consolidated financial statements should be read in conjunction with the audited financial statements and the notes thereto, included in the Form 20-F for the fiscal year ended March 31, 2023, which was filed with the SEC on June 30, 2023.

In the opinion of the management, the accompanying unaudited condensed consolidated financial statements reflect all normal recurring adjustments, which are necessary for a fair presentation of financial results for the interim periods presented. The Company believes that the disclosures are adequate to make the information presented not misleading. The accompanying unaudited condensed consolidated financial statements have been prepared using the same accounting policies as used in the preparation of the Company’s unaudited condensed consolidated financial statements for the year ended March 31, 2023. The results of operations for the six months ended September 30, 2023 and 2022 are not necessarily indicative of the results for the full years.

The unaudited condensed consolidated financial statements include the financial statements of parent company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

TOP Financial Group Limited

(formerly “Zhong Yang Financial Group Limited”)

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended September 30, 2023 and 2022

2. Summary of Significant Accounting Policies (Continued)

Use of estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the U. S. requires the use of estimates and assumptions that affect both the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Receivables from broker-dealers and clearing organizations

Receivables arise from the business of dealing in futures or investment securities. Broker-dealers will require balances to be placed with them in order to cover the positions taken by its customers. Clearing house receivables typically represent proceeds receivable on trades that have yet to settle and are usually collected within two days. The balance of receivables from broker-dealers and clearing organizations represents such receivables related to the Company’s customer trading activities and proprietary trading activities. As of September 30, 2023 and March 31, 2023, receivables from broker-dealers and clearing organizations consisted of the following:

	September 30, 2023	March 31, 2023
	(unaudited)
Receivables from broker-dealers and clearing organizations for futures customer accounts	$2,201,166	$1,779,923
Receivables from broker-dealers and clearing organizations for securities customer accounts	-	101,831
Receivables from broker-dealers and clearing organizations for securities proprietary trading	101,700	1,331,023
	$2,302,866	$3,212,777

TOP Financial Group Limited

(formerly “Zhong Yang Financial Group Limited”)

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended September 30, 2023 and 2022

2. Summary of Significant Accounting Policies (Continued)

Receivables from customers

Receivables from customers include i) the trading solution services fees and other amounts due from customers once the transactions have been executed and completed, and ii) the amount due from customers whose holdings of US stocks exceeded their deposits in the Company. Receivables from customers are recorded net of allowance for doubtful accounts. Revenues earned from the futures brokerage service are included in futures brokerage commission, and revenues earned from trading solution services are included in trading solution services income.

On April 1, 2023, the Company adopted Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), using the modified retrospective transition method. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. Upon adoption, the Company changed the impairment model to utilize a forward-looking current expected credit losses (CECL) model in place of the incurred loss methodology for financial instruments measured at amortized cost and receivables resulting from the application of ASC 606, including contract assets. The adoption of the guidance had no impact on the allowance for credit losses for accounts receivable.

Prior to the Company’s adoption of ASU 2016-13, receivables from customers are presented net of allowance for doubtful accounts. The Company usually determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the unaudited condensed consolidated statements of operations and comprehensive loss. Delinquent account balances are written off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

After the adoption of ASU 2016-13, The Company maintains an allowance for credit losses and records the allowance for credit losses as an offset to receivables from customers and the estimated credit losses charged to the allowance is classified as operating expenses in the unaudited condensed consolidated statements of operations and comprehensive loss. The Company assesses collectability by reviewing receivables from customers on an individual basis because the Company had limited customers and each of them has difference characteristics, primarily based on business line and geographical area. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status, the age of the balances, credit quality of the Company’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customers. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

For the six months ended September 30, 2023 and 2022, no allowance for doubtful accounts were recorded.

TOP Financial Group Limited

(formerly “Zhong Yang Financial Group Limited”)

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended September 30, 2023 and 2022

2. Summary of Significant Accounting Policies (Continued)

Investment in a joint venture

The Company accounts for the investment in a limited partnership in which the Company holds more than minor equity interest (3% - 5%) in accordance with ASC 970-323-25-6 under the equity method of accounting.

The Company applies the equity method to account for investment in a limited partnership and other investees, according to ASC 323 “Investments — Equity Method and Joint Ventures”, over which it has significant influence but does not own a controlling financial interest.

Under the equity method, the Company’s share of the post-acquisition profits or losses of the equity investee is recognized in the consolidated statements of operations and comprehensive income. The Company records its share of the results of the equity investees on a one quarter in arrears basis. The excess of the carrying amount of the investment over the underlying equity in net assets of the equity investee generally represents goodwill and intangible assets acquired. When the Company’s share of losses of the equity investee equals or exceeds its interest in the equity investee, the Company does not recognize further losses, unless the Company has incurred obligations or made payments or guarantees on behalf of the equity investee.

The Company continually reviews its investments in equity investees to determine whether a decline in fair value below the carrying value is other-than-temporary. The primary factors the Company considers in its determination include the financial condition, operating performance and the prospects of the equity investee; other company specific information such as recent financing rounds; the geographic region, market and industry in which the equity investee operates; and the length of time that the fair value of the investment is below its carrying value. If the decline in fair value is deemed to be other-than-temporary, the carrying value of the equity investee is written down to fair value. No impairment of was recognized for the six months ended September 30, 2023 and 2022.

TOP Financial Group Limited

(formerly “Zhong Yang Financial Group Limited”)

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended September 30, 2023 and 2022

2. Summary of Significant Accounting Policies (Continued)

Impairment of long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. No impairment of long-lived assets was recognized for the six months ended September 30, 2023 and 2022.

Operating leases

Under Topic 842, lessees are required to recognize the following for all leases (with the exception of short-term leases) on the commencement date: (i) lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and (ii) right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. The Company leases its office from a third-party lessor since September 2021, before that the Company leased the same office from the Predecessor Parent Company, which is classified as an operating lease in accordance with Topic 842.

At the commencement date of the lease agreement between the Company and the third party lessor, the Company recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate for the same term as the underlying lease. The right-of-use asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All right-of-use assets are reviewed for impairment. There was no impairment for right-of-use lease assets as of September 30, 2023 and March 31, 2023.

The Company also elected the short-term lease recognition exemption and will not recognize right of use assets or lease liabilities for leases with a term less than 12 months.

TOP Financial Group Limited

(formerly “Zhong Yang Financial Group Limited”)

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended September 30, 2023 and 2022

2. Summary of Significant Accounting Policies (Continued)

Revenue Recognition

a)	Revenue from Contracts with Customers

The Company early adopted ASC 606, Revenue from Contracts with Customers (“ASC 606”) on April 1, 2018, using the modified retrospective approach. The adoption of this ASC 606 did not have a material impact on the Company’s consolidated financial statements. ASC 606 establishes principles for reporting information about the nature, amount, timing and uncertainty of revenues and cash flows arising from the entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenues to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied. In according with ASC 606, revenues are recognized when the Company satisfies the performance obligations by delivering the promised services to the customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services.

The Company identified each distinct service as a performance obligation. The recognition and measurement of revenues is based on the assessment of individual contract terms. The Company applied a practical expedient to expense costs as incurred for costs to obtain a contract with a customer when the amortization period would have been one year or less. The Company has no material incremental costs of obtaining contracts with customers that the Company expects the benefit of those costs to be longer than one year, which need to be recognized as assets.

Futures brokerage commissions

The Company earns fees and commissions from futures brokerage services based on a fixed rate for each transaction, all of which are under the consolidated accounts where the customer information are not disclosed to the third party brokers. When a customer executes a futures transaction through the Company’s platform, futures brokerage commission is recognized upon the completion of this transaction. Only a single performance obligation is identified for each futures trading transaction, and the performance obligation is satisfied on the trade date because that is when the underlying financial instrument is identified, the pricing of brokerage service is agreed upon and the promised services are delivered to customers. All of the Company’s revenues from contracts with customers are recognized at a point in time. The futures brokerage service could not be cancelled once it’s executed and is not refundable, so returns and allowances are not applicable. Commissions are charged for each customer trade order executed and cleared by the third-party brokers. The Company recognizes revenues on a gross basis as the Company is determined to be the primary obligor in fulfilling the trade order initiated by the customer. The Company may offer volume rebate as trading incentive to certain customer. The Company will review the customer’s transaction volume monthly and provide volume rebates on the commission charged to specific customers with large volume transactions. The volume rebate offered to such customer is accounted for as a variable consideration and determined based on most-likely amount method, which is recognized as a reduction of revenues. The Company did not offer the volume rebates offered during the six months ended September 30, 2023 and 2022, respectively.

TOP Financial Group Limited

(formerly “Zhong Yang Financial Group Limited”)

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended September 30, 2023 and 2022

2. Summary of Significant Accounting Policies (Continued)

Revenue Recognition (continued)

a)	Revenue from Contracts with Customers (continued)

Trading solution services fees

The Company provides trading solution services to customers (e.g. individuals, proprietary trading companies or brokerage companies) for their trading on derivatives, equity, CFD and other financial products, through the internally developed proprietary investment management software. The Company’s trading solution provides a variety of functions suitable for front-end transaction executions to back-office settlement operations. The Company implements the initial installation of such software for each customer and provides hosting services for a period of time, generally two years, as agreed in the contracts. The initial installation is considered as a set-up activity, rather than a promised service to customer, which provides no incremental benefit to customer beyond permitting the access and use the hosted application. The Company identifies a single performance obligation from its contracts with customers. The Company charges each customer a fixed amount of initial installation fee and the monthly service fee based on a fixed rate per each transaction executed on the platform with a minimum monthly fee required. The Company recognizes the trading solution services as satisfied over the time.

Structured note subscription fees

The Company earns subscription service fees from customers by assisting customers to identify and subscribe for structured note products, which is calculated at a fixed percentage of investment amount. The Company identifies a single performance obligation for each subscription service, and recognizes subscription fee income when the customers successfully subscribe for the structure note products and underlying contract between the customer and financial institution becomes non-cancellable, which is the point in time when the control of service is completed. The Company recognizes revenue net of discount (if any) on a gross basis as the Company is determined to be the primary obligor in fulfilling the subscription services.

Other service revenues

The Company also provides other financial services including securities brokerage, consulting services, and currency exchange services, and earns securities brokerage commissions, consultancy fee income and other revenues, which are recognized when the service is rendered according to the relevant contracts. For the six months ended September 30, 2023 and 2022, other revenues accounted for 3.6% and 1.1% of total revenues from Contracts with Customers, respectively.

TOP Financial Group Limited

(formerly “Zhong Yang Financial Group Limited”)

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended September 30, 2023 and 2022

2. Summary of Significant Accounting Policies (Continued)

Revenue Recognition (continued)

a)	Revenue from Contracts with Customers (continued)

Sources of revenue

The Company has one revenue generating reportable geographic segment under ASC Topic 280 “Segment Reporting” and derives its revenues primarily from its futures brokerage service. The following table presents revenues from contracts with customers, in accordance with ASC Topic 606, by major source:

	For the Six Months Ended September 30,
	2023	2022

Futures brokerage commissions
Commission on futures broking earned from Hong Kong Exchange	$429,708	$449,699
Commission on futures broking from overseas Exchanges	1,901,015	2,189,873
	2,330,723	2,639,572
Trading solution service revenues	1,691,441	2,369,296
Other service revenues	239,503	56,778
Total comprehensive income	$4,261,667	$5,065,646

b)	Trading gains, interest income and other

Trading gains and losses along with interest income fall within the scope of ASC Topic 825, Financial Instruments, which is excluded from the scope of ASC Topic 606. Trading gains and losses mainly consist of realized and unrealized gains and losses from the investment in US common stocks, which are included in Securities owned, at fair value. Interest and other income primarily consist of interests earned on bank deposit.

TOP Financial Group Limited

(formerly “Zhong Yang Financial Group Limited”)

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended September 30, 2023 and 2022

2. Summary of Significant Accounting Policies (Continued)

Income taxes

The Company accounts for income taxes in accordance with the U.S. GAAP. Under the asset and liability method as required by this accounting standard, the recognition of deferred income tax liabilities and assets for the expected future tax consequences of temporary differences between the income tax basis and financial reporting basis of assets and liabilities. Provision for income taxes consists of taxes currently due plus deferred taxes.

The charge for taxation is based on the results for the year as adjusted for items which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis. Deferred tax assets are recognized to the extent that it is probable that taxable income to be utilized with prior net operating loss carried forwards. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. The Company does not believe that there was any uncertain tax position as of September 30, 2023 and March 31, 2023.

Translation of foreign currencies

The functional currency is U.S. dollar for the Company’s Cayman Island operations, Hong Kong dollar for Hong Kong subsidiaries’ operations, and Singapore dollar for Singapore subsidiaries’ operations. The Company’s reporting currency is the U.S. dollar. Assets and liabilities denominated in foreign currencies are translated at year-end exchange rates, income statement accounts are translated at average rates of exchange for the year and equity is translated at historical exchange rates. Any translation gains or losses are recorded in other comprehensive income (loss). Gains or losses resulting from foreign currency transactions are included in net income.

TOP Financial Group Limited

(formerly “Zhong Yang Financial Group Limited”)

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended September 30, 2023 and 2022

2. Summary of Significant Accounting Policies (Continued)

Translation of foreign currencies (continued)

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	September 30, 2023	March 31, 2023
HKD exchange rate for balance sheet items, except for equity accounts	7.8308	7.8499
SGD exchange rate for balance sheet items, except for equity accounts	1.3656	1.3294

	For the Six Months Ended September 30,
	2023	2022
HKD exchange rate for items in the statements of income and comprehensive income, and statements of cash flows	7.8317	7.8472
SGD exchange rate for items in the statements of income and comprehensive income, and statements of cash flows	1.3443	N/A

Fair value of financial instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of the fair value hierarchy are described below:

Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets. Level 1 assets included securities owned, at fair value.

Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments. As of September 30, 2023 and March 31, 2023, and for the six months ended September 30, 2023 and 2022, there was no Level 2 assets owned.

Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value. As of September 30, 2023 and March 31, 2023, and for the six months ended September 30, 2023 and 2022, there was no Level 3 assets owned.

As of September 30, 2023 and March 31, 2023, financial instruments of the Company comprised primarily current assets and current liabilities including cash and cash equivalents, restricted cash, loans receivable, receivables from customers, both third parties and related party, receivables from broker-dealers and clearing organizations, securities owned, at fair value, and payables to customers. The carrying amount of cash and cash equivalents, restricted cash, loans receivable, receivables from customers, both third parties and related party, receivables from broker-dealers and clearing organizations, and payables to customers approximate their fair values because of the short-term nature of these instruments. Securities owned, at fair value as of September 30, 2023 and March 31, 2023, mainly consist of common stock investments and are based upon quoted market price.

TOP Financial Group Limited

(formerly “Zhong Yang Financial Group Limited”)

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended September 30, 2023 and 2022

2. Summary of Significant Accounting Policies (Continued)

Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker (the “CODM”), which is comprised of certain members of the Company’s management team. Consequently, the Company has determined that it has only one reportable operating segment.

Concentration

For the six months ended September 30, 2023, 3  customers accounted for approximately 47%, 25% and 10%  of the total revenue, respectively. For the six months ended September 30, 2022, three customers accounted for approximately 31%, 23% and 10% of the total revenue, respectively.

For the six months ended September 30, 2023, 2 brokers accounted for approximately 71%, and 22%  of the total commission expenses, respectively. For the six months ended September 30, 2022, two brokers accounted for 74% and 25% the total commission expenses, respectively.

As of September 30, 2023, the payable balance due to 2 customers accounted for approximately 26%, and 22 %  of the total balance of payable to customers, respectively. As of March 31, 2023, the payable balance due to 2  customers accounted for approximately 27%, and 19%  of the total balance of payable to customers, respectively.

TOP Financial Group Limited

(formerly “Zhong Yang Financial Group Limited”)

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended September 30, 2023 and 2022

3. Receivables from customers

As of September 30, 2023 and March 31, 2023, receivables from customers consisted of the following:

	September 30, 2023	March 31, 2023

Receivable due from trading solution services	$2,573,095	$3,773,982
	$2,573,095	$3,773,982

For the six months ended September 30, 2023 and 2022, no allowance against receivables from customers were recorded.

4. Loans receivable

As of September 30, 2023 and March 31, 2023, loans receivable consisted of the following:

	September 30, 2023	March 31, 2023

Loans receivable (i)	$2,000,000	$5,000,000
Receivable due customers holding US stocks (ii)	1,561,155	3,855,220
	$3,561,155	$8,855,220

(i)	In October 2022, the Company and a third party entity entered into a loan agreement, pursuant to which the Company made a loan of $5,000,000 to the borrower at the interest rate of 0.67% per month. The borrower repaid the outstanding principal and interest in June 2023.

In August 2023, the Company and another third party entity entered into a promissory note agreement, pursuant to which the Company made a loan of $2,000,000 to the borrower. The promissory note bears a monthly interest rate of 0.67%.

(ii)	The balance due from customers holding US stocks represented the purchase price of stock exceeding the deposits paid by customers which traded these US stocks through the Company’s platform. The US stocks were under custodian of the Company, and the customers shall fully paid the balance to the Company before they sold these stocks.

TOP Financial Group Limited

(formerly “Zhong Yang Financial Group Limited”)

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended September 30, 2023 and 2022

5. Employee Benefits

All salaried employees of the Company in Hong Kong are enrolled in a Mandatory Provident Fund Scheme (“MPF scheme”) scheme under the Hong Kong Mandatory Provident Fund Schemes Ordinance, within two months of employment. The MPF scheme is a defined contribution retirement plan administered by an independent trustee. The Company makes regular contributions of 5% of the employee’s relevant income to the MPF scheme, subject to a maximum of $192 per month. Contributions to the plan vest immediately. The Company recorded MPF expense of $9,385 and $8,936 for the six months ended September 30, 2023 and 2022, respectively.

6. Fair Value

The following table present information about the Company’s assets by major category measured at fair value on a recurring basis as of September 30, 2023 and March 31, 2023, and indicates the fair value hierarchy of the valuation technique utilized by the Company to determine such fair value.

Assets measured at fair value on a recurring basis as of September 30, 2023 and March 31, 2023:

	September 30, 2023
	Carrying	Fair Value
	Value	Level 1	Level 2	Level 3	Total
Assets:
Securities owned, at fair value	$5,218,914	$5,218,914	$-	$-	$5,218,914
Total assets at fair value	$5,218,914	$5,218,914	$-	$-	$5,218,914

	March 31, 2023
	Carrying	Fair Value
	Value	Level 1	Level 2	Level 3	Total
Assets:
Securities owned, at fair value	$2,741,178	$2,741,178	$-	$-	$2,741,178
Total assets at fair value	$2,741,178	$2,741,178	$-	$-	$2,741,178

There was no transfer between any levels during the six months ended September 30, 2023 and 2022.

TOP Financial Group Limited

(formerly “Zhong Yang Financial Group Limited”)

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended September 30, 2023 and 2022

7. Operating lease

As of September 30, 2023, the Company had two non-cancelable office operating lease agreements with two third-party lessors, with lease term of two years and three years, respectively. The lease agreements matured in September 2024 and March 2025, respectively.  The Company considers those renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right of use assets and lease liabilities. Lease expense for lease payment is recognized on a straight-line basis over the lease term.

The Company determines whether a contract is or contains a lease at inception of the contract and whether that lease meets the classification criteria of a finance or operating lease. When available, the Company uses the rate implicit in the lease to discount lease payments to present value; however, most of the Company’s leases do not provide a readily determinable implicit rate. Therefore, the Company discount lease payments based on an estimate of its incremental borrowing rate.

The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The table below presents the operating lease related assets and liabilities recorded on the balance sheets.

	September 30, 2023	March 31, 2023

Rights of use lease assets	$126,716	$156,656

Operating lease liabilities	$128,403	$150,139

The weighted average remaining lease terms and discount rates for the above operating lease were as follows as of September 30, 2023 and March 31, 2023:

	September 30, 2023	March 31, 2023
Remaining lease term and discount rate
Weighted average remaining lease term (years)	0.98	1.46
Weighted average discount rate	5%	5%

During the six months ended September 30, 2023 and 2022, the Company incurred total operating lease expenses of $60,941 and $55,312, respectively.

The following is a schedule, by years, of maturities of lease liabilities as of September 30, 2023:

Twelve months ended March 31, 2024	$84,011
Twelve months ended March 31, 2025 and thereafter	53,442
Total lease payments	137,453
Less: imputed interest	(9,050)
Present value of lease liabilities	$128,403

TOP Financial Group Limited

(formerly “Zhong Yang Financial Group Limited”)

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended September 30, 2023 and 2022

8. Investment in a joint venture

On June 24, 2022, the Company entered into a partnership agreement to invest $256,420 (HKD 2,000,000), for 20% partnership interest in the limited partnership. The funds raised by the limited partnership are invested in biological entities. As of September 30, 2023, the limited partnership has not commenced operation, and the Company did not record its share of the operating loss of the limited partnership for the six months ended September 30, 2023 and 2022. As of September 30, 2023 and March 31, 2023, no significant impairment indicators have been noted in connection with the investment.

9. Share-based compensation

Effective on May 31, 2022, the Company employed three non-executive directors. As part of compensation expenses, the Company agreed to issue ordinary shares to the three directors. On quarterly basis, each director would receive ordinary shares with a fair value of $5,000, and the number of ordinary shares is determined by the closing market price on issuance dates.

For the six months ended September 30, 2023, the Company issued an aggregation of 4,194 ordinary shares to the three directors, and recognized share-based compensation expenses of $11,742 in the account of “compensation and benefits” in the unaudited consolidated statements of income and comprehensive income.

10. Equity

Ordinary shares

The Company’s authorized share capital is 50,000,000 ordinary shares, par value $0.001 per share. On August 1, 2019, the Company issued 50,000,000 ordinary shares, which issuance was considered as being part of the reorganization of the Company.

On September 9, 2021, the sole shareholder of the Company surrendered 20,000,000 ordinary shares of US$0.001 par value each for no consideration. On September 9, 2021 the Company’s shareholders and Board of Directors approved to amend the authorized share capital from US$50,000, divided into 50,000,000 ordinary shares of a par value of US$0.001 per share, to US$150,000, divided into 150,000,000 ordinary shares of a par value of US$0.001 per share. The Company believes it is appropriate to reflect the such changes in share structure on a retroactive basis pursuant to ASC 260. The Company has retroactively restated all shares and per share data for all periods presented.

On April 12, 2023 and July 5, 2023, the Company issued an aggregation of 2,598 and 1,596 ordinary shares, respectively, to three non-executive directors as part of their compensation.

As of September 30, 2023 and March 31, 2023, the Company had 35,008,829 and 35,004,635 ordinary shares issued and outstanding, respectively.

TOP Financial Group Limited

(formerly “Zhong Yang Financial Group Limited”)

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended September 30, 2023 and 2022

10. Equity (continued)

Cancellation of warrants

In connection with the IPO, the Company also agreed to sell warrants (the “Underwriters’ Warrants”) to the underwriters, for a nominal consideration of US$0.01 per warrant, to purchase a number of Ordinary Shares equal to 6% of the total number of Ordinary Shares sold in the IPO. The Underwriters’ Warrants shall have an exercise price equal to 120% of the offering price of the Ordinary Shares sold in the IPO. The Underwriters’ Warrants may be exercised in cash or via cashless exercise, will be exercisable for three (3) years from the commencement of sales of this offering and will terminate on the third anniversary of the commencement of sales of this offering in compliance with FINRA Rule 5110(g)(8)(A). The Underwriters’ Warrants can be exercised in whole or in part.

In February 2023, the Company and the underwriter entered into an agreement, pursuant to which the underwriter agreed to cancel the warrants in exchange for cash consideration of $300,000. The Company made initial payment of $150,000 in February 2023. Accordingly, the Company made cash consideration and recorded the transaction as a reduction against additional paid-in capital. The remaining balance was paid in December 2023. Accordingly, the Company accrued the payment with corresponding accounts as a reduction against additional paid-in capital.

TOP Financial Group Limited

(formerly “Zhong Yang Financial Group Limited”)

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended September 30, 2023 and 2022

11. Related Party Transaction and Balance

a. Nature of relationships with related parties

Name	Relationship with the Company
Sunx Global Limited	Predecessor Parent Company owns 95% of Sunx Global Limited
Mr. Huaixi Yang	Immediate family member of Ms. Junli Yang, the Chairwoman of the Board
WSYQR Limited	Wholly owned by Mr. Huaixi Yang before March 2023. WSYQR was not a related party of the Company since April 2023.

b. Related parties transactions

For the six months ended September 30, 2023 and 2022, the Company did not enter into any transactions with related parties.

c. Balance with related parties

	Nature	September 30, 2023	March 31, 2023

Mr. Huaixi Yang	Receivable due from customers – related parties	$1,326,537	$1,523,259
WSYQR Limited	Payable to customers - related parties	$-	$12,577
Sunx Global Limited	Payable to customers - related parties	$101,313	$30,550

TOP Financial Group Limited

(formerly “Zhong Yang Financial Group Limited”)

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended September 30, 2023 and 2022

12. Regulatory Requirements

The following table illustrates the minimum regulatory capital as established by the Hong Kong Securities and Futures Commission that the Company’s subsidiaries were required to maintain as of September 30, 2023 and March 31, 2023, and the actual amounts of capital that were maintained.

Capital requirements as of September 30, 2023

	Minimum
	Regulatory	Capital	Excess	Percent of
	Capital	Levels	Net	Requirement
	Requirements	Maintained	Capital	Maintained
Zhong Yang Securities Limited	$383,103	$9,276,702	$8,893,599	2,421%
Zhong Yang Capital Limited	383103	656,255	273,152	171%
Total	$766,206	$9,932,957	$9,166,751	1,296%

Capital requirements as of March 31, 2023

	Minimum
	Regulatory	Capital	Excess	Percent of
	Capital	Levels	Net	Requirement
	Requirements	Maintained	Capital	Maintained
Zhong Yang Securities Limited	$382,170	$4,790,634	$4,408,464	1,254%
Zhong Yang Capital Limited	382,170	642,556	260,386	168%
Total	$764,340	$5,433,190	$4,668,850	711%

13. Subsequent Events

On December 20, 2023, the annual shareholders meeting passed a resolution to change the authorized share capital from US$l50,000.00 divided into 150,000,000 shares of a nominal or par value of US$0.001 each to US$l,000,000.00 divided into 1,000,000,000 shares of a nominal or par value of US$0.001 each (the “Ordinary Shares”). The Company also authorized the Board of Director to, at its discretion without further approval of the shareholders, to adopt a dual-class share capital structure to (i) re-classify all Ordinary Shares issued and outstanding into class A ordinary shares with a par value of US$0.001 each with one (1) vote per share and with other rights attached to it in the Second Amended and Restated Memorandum and Articles of Association (the “Class A Ordinary Shares”) on a one for one basis; (ii) re-designate 100,000,000 authorized but unissued Ordinary Shares into 100,000,000 class B ordinary shares with a par value of US$0.001 each with fifty (50) votes per share and with other rights attached to it in the Second Amended and Restated Memorandum and Articles of Association (the “Class B Ordinary Shares”) on a one for one basis; and (iii) re-designate the remaining authorized but unissued Ordinary Shares into Class A Ordinary Shares on a one for one basis. As of the date of this statement, the Board of Directors has not adopted a dual-class share capital structure.